Filed by Mylan Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Mylan Inc. Commission File No.: 1-9114

Dear EPD Developed Markets Team,

As you all know by now, earlier today Mylan agreed to acquire Abbott’s developed markets specialty and branded generics business. This is an important strategic and highly complementary transaction for Mylan, and we are very excited about what we will be building with you through this combination. We believe this transaction will create new growth opportunities for the combined business and workforce, and we look forward to welcoming you to the Mylan family once the transaction is completed.

We are excited for you to learn more about Mylan, and we trust that our strong culture, heritage and values will stand out. We believe that you will be inspired by our mission to set new standards in health care and provide the world’s seven billion people access to high quality medicine, as well as our goal to double the size of our company by 2018. We are excited about the important role that we believe you will play in helping us achieve, and potentially accelerate, these goals.

It is important for you to know that the talent and expertise of the branded generics team at Abbott, including the complementary sales and marketing organization, was a key factor in our decision to acquire this business. When this is combined with Mylan’s strength in pharmacy, we will have critical mass in all sales channels. Having touch points across all channels will be important for Mylan in launching future complex products in our pipeline, such as those in respiratory and biologics, and in maximizing our existing Specialty franchise, particularly our EpiPen® Auto-Injector brand.

We have been impressed by your capabilities, quality culture (something we share at Mylan) and capacity to adapt as needed. We look forward to bringing these traits together with Mylan’s strong culture, powerful global platform and complementary strengths and capabilities when the transaction closes.

You also may know that Mylan has acquired and successfully integrated several companies throughout the last several years, including transactions with similar structures to this one. We have a demonstrated track record of providing opportunities to employees at all levels of the companies we acquire, and we are confident that by working together we can ensure a rapid and seamless integration to maximize the strengths of both businesses.

We know that the transition to employment with Mylan will generate many questions, and we will work closely with Abbott to provide details between now and when the transaction closes. Be assured that current compensation and benefit levels will remain in place upon transitioning to Mylan. Moreover, we provide an environment in which employees can excel and be rewarded based on personal and business performance. In fact, our record on total compensation is among the best in the industry.

We intend to meet many of you personally in the coming months and look forward to answering questions you may have at that time. We also intend to send periodic updates on Mylan’s business and hope that these will help with your understanding of our company and the exciting opportunities that await.

Until then, all the best!

Sincerely,

Robert J. Coury	Heather Bresch	Rajiv Malik
Executive Chairman	CEO	President

            1000 Mylan Boulevard,    Canonsburg,    PA 15317        P: 724.514.1800            F: 724.514.1870            Mylan.com

Forward-Looking Statements

This letter contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may often be identified by the use of words such as “will”, “may”, “could”, “should,” “would”, “project”, “believe”, “anticipate”, “expect”, “plan,” “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Such forward-looking statements include, without limitation, statements regarding the proposed acquisition of Abbott’s developed markets specialty and branded generics business (the “Assets”) by Mylan, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Mylan’s and the acquired business’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; changes in relevant tax and other laws; the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of approval of Mylan’s shareholders; the regulatory approvals required for the transaction not being obtained on the terms expected or on the anticipated schedule; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with GAAP and related standards or on an adjusted basis; the integration of the acquired business by Mylan being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the transaction; the retention of certain key employees of the acquired business being difficult; Mylan’s and the acquired business’s expected or targeted future financial and operating performance and results; the combined company’s capacity to bring new products to market, including but not limited to where it uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing and outcome of any ongoing legal proceedings and the impact of any such proceedings on Mylan’s and the acquired business’s consolidated financial condition, results of operations or cash flows; Mylan’s and the acquired business’s ability to protect their intellectual property and preserve their intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in economic and financial conditions of Mylan’s business or the acquired business ; uncertainties and matters beyond the control of management; and the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate the acquired business. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission (“SEC”). You can access Mylan’s Form 10-K through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this letter.

Additional Information and Where to Find It

In connection with the proposed acquisition of Abbott’s non-U.S. developed markets specialty and branded generics business (the “Assets”) by Mylan, New Mylan B.V. (“New Mylan”) and Mylan intend to file relevant materials with the SEC, including a New Mylan registration statement on Form S-4 that will include a proxy statement of Mylan that also constitutes a prospectus of New Mylan. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEW MYLAN, THE ASSETS AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan upon written request to Mylan at 724.514.1813 or investor.relations@mylan.com.

Participants in Solicitation

This letter is not a solicitation of a proxy from any investor or shareholder. However, Mylan, New Mylan and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 10, 2014. This document can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.